INVEST IN **LONERIDER SPIRITS, LLC**

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Innovative spirits for outlaws, by outlaws

PITCH VIDEO   INVESTOR PANEL



lonerideerspirits.com   Holly Springs NC

Alcohol   Retail   Main Street   Cocktails   Distillery

LEAD INVESTOR



Reed Frankel

I've been an angel investor for 5 years and when I met Chris and Sumit I knew they had something special with Lonerider Spirits, so I had to invest. Among other aspects, the business model, product fit relative to a viable market and financial projections are important in my decisions whether or not to invest in a company but the company leadership is the most important component. Their experience, passion for business, attention to detail, inner drive and sheer tenacity encompassed everything I look for when pursuing investment opportunities. I'm glad to have made the leap into the wild west of bringing the Lonerider brand to spirits!

Invested $25,000 this round & $22,990 previously

Learn about Lead Investors

OVERVIEW   UPDATES   WHAT PEOPLE SAY 9   ASK A QUESTION

Highlights

1. Spirits revenue was up 52% - $349.6k in 2020 vs. $233.1k in 2019.
2. Our award total is over 30 awards, including NC Whiskey Distillery of the Year in 2020.
3. Our North Carolina ABC placements were up 205% in 2020 vs. 2019.
4. Lonerider Spirits was born from Lonerider Brewing Company, one of the top 150 largest breweries in the U.S., and has the advantage of sharing that established branding.
5. We plan on our spirits being carried in Georgia and South Carolina in 2021.

Our Team



Chris Mielke President and VP of Operations

25 years in project management, experience building and managing multi-million dollar projects.



Sumit Vohra Chairman of the Board

As CEO of Lonerider Brewing Company, he grew the brand to a top-150 brewery in the U.S.



Lauren Tito Vice President of Sales

9+ years of experience in store management and supervisory positions



Derek Tenbusch Vice President of Marketing

Managed marketing for Lonerider Brewery and social media campaigns for over 10 years.

Incolo IO Business Advisor

Incolo helps create investable founders focused on key areas of traction with education, experts, & community

Pitch


Lonerider Spirits
Creating Adventurous Spirits for Outlaws
LONERIDER
WHISKEY MULE
LONERIDER
LONERIDER
LONERIDER
Contact us at press@loneriderspirits.com

Lonerider Spirits Has An Advantage In Distribution Channels

- Due to pre-existing distributor relationships by Lonerider Brewing Company, Lonerider Spirits is able to gain market access at a much more rapid rate.
- There are now around 2,000 distilleries in America, at least one in each state.
- Many distilleries stay small - 55% of craft distilleries employ between one and five workers. 45% of craft distillers only operate in their state - only 12% of craft distillers are able to scale up to operate in more than 10 states.

The Lonerider Brand And Innovation Solved This Problem

- Lonerider Brewery has built its distribution system by forging relationships over eleven years and Lonerider Spirits utilizes this network.
- Lonerider Spirits is acquiring stockpiles of maturing whiskey/bourbon and creating our own whiskies from iconic Lonerider beer recipes. Our innovative product line has grown to 10 SKUs in less than three years.
- The iconic Lonerider brand allows us to establish distillery locations with instant name recognition since Lonerider beer is sold in 10 states.

Key Differentiators From Our Competition



The high quality of our spirits is synonymous with the Lonerider brand.



We can scale up our liquors easily to meet demand and craft distillers cannot do this without considerable expense.



Due to pre-existing distributor relationships, Lonerider Spirits is able to gain market access at a much more rapid rate.

9L Cases Sold Per Year


3000
2750
2500
2250
2000
1750
1500
1250
1000
750
500
250
Dec-2018
Dec-2019
Dec-2020
Cases

Liquor Store Placements Per Year


550
500
450
400
350
300
250
200
150
100
50
0
Dec-2018
Dec-2019
Dec-2020
Stores

Revenue Per Year ($)


350
300
250
200
150
100
50
0
Dec-2018
Dec-2019
Dec-2020
Revenue ($)

Lonerider Spirits is Becoming a Liquor Powerhouse

- **A spirit lineup that was different than the norm gave us acceptance**

among bars and restaurants.

• An aggressive sales team gave us statewide coverage in North Carolina in less than two years. We are in over 265 ABC stores across the state and in over 300 bars and restaurants.

• Our relationship with our beer distributor partners has opened up Georgia and South Carolina with other states to follow.

• Two distillery locations opening in 2021 in North Carolina (with more to follow) will help bring our spirits directly to customers.

Actual and Estimated Profit and Loss

	2018A	2019A	2020A*	2021P	2022P	2023P	2024P
Revenue	$46K	$233K	$349K	$508K	$1.3M	$2.2M	$6.0M
EBITDA	$(173K)	$(314K)	$(141K)	$112K	$429K	$782K	$3.6M
Net Income	$(173K)	$(314K)	$(141K)	$92K	$347K	$641K	$2.9M
9L Cases	272	1,400	1,900	5,000	10,000	18,000	36,000

**COVID-19 had a significant impact on our 2020 revenues.*
This chart contains forward-looking projections that cannot be guaranteed.

Industry Data

According to The Distilled Spirits Council (DISCUS), 2019 marked the tenth straight year of record spirits sales and volumes for bourbon and whiskey, at $4 billion, up 2.1 million cases from the prior year, with higher-priced "premium" and "ultra-premium" spirits growing faster than the overall industry.

According to DISCUS' chief economist, David Ozgo, the key drivers were Tequila, up 8.5%; American whiskey, up 8.4%; Single malt Scotch, up 6.9%; and Irish whiskey, up 3.9%.

$29B
Current U.S. Distilled Spirits Market

$3.1B
Predicted U.S. Craft Spirits Market by 2021

$4B
Current U.S. Whiskey Market

8%
Craft Spirits Market Share by 2021

The Team



Chris Mielke
VP of Operations

20 years in large scale operations management. Researched practices at over 50 U.S. distilleries.



Sumit Vohra
Chairman

Founder of the Lonerider Brewery, entrepreneurial adviser and investor.



Lauren Tito
VP of Sales

A customer service-centered manager with experience in district management and supervisory positions.



Derek Tenbusch
VP of Marketing

Managed marketing for the Lonerider Brewery and social media campaigns for over 10 years.

Pembroke Distillery Plan - Exterior



Pembroke Distillery - Ground Floor



Pembroke Distillery - Rooftop Bar



Durham Distillery - Ground Floor



Wake Forest Distillery - Ground Floor





Use of Funds

$1.07m via fundraising

- **Build-out of the North Carolina locations in Pembroke, Durham, and Wake Forest.**
- **Stretch goal - Add a distillery to the Raleigh North Carolina brewery location.**
- **Adding these locations will bring an additional $800k per year in net income from sales of bottles, food, merchandise, events, and tours.**

These are forward-looking projections that cannot be guaranteed.

Our Spirits Have Won Over 30 Awards In Worldwide Competitions


SIP AWARDS
2020
GOLD
DOUBLE GOLD
JUDGING OF CRAFT SPIRITS
GOLD MEDAL
94
USA SPIRITS RATINGS
GOLD
2020


SIP AWARDS
INNOVATION AWARD
2020
THE BEST
Best Bourbon
SILVER MEDAL
AMERICAN CRAFT SPIRITS
3RD PLACE
2020
U.S. Open Whiskey Championship
NEW YORK INTL SPIRITS COMPETITION
2019
2020


SHERRY CASK FINISH
BOURBON WHISKEY
CINNAMON, CLOVE, CANDIED APPLE,
AND TOFFEE NOTES. VANILLA, WAFFLE CONE,
AND MILD CACAO IN THE BODY. LEATHER,
TOASTED OAK, AND PEPPER FINISH.
ESTD 2016
LONERIDER
SPIRITS
JUDGING OF CRAFT SPIRITS
GOLD MEDAL
LONERIDER
90 proof • 750mL • NC code: 66273 • 39.95 retail • 43.70 MXB
Mini Bottle: 50mL • NC code: 21199 • 2.65 retail • 2.90 MXB
@LONERIDERSPIRIT
LONERIDERSPIRITS.COM
@LONERIDERSPIRITS


SINGLE BARREL
SHERRY CASK FINISH BOURBON
CINNAMON, CLOVE, CANDIED APPLE,
AND TOFFEE NOTES. VANILLA, WAFFLE CONE.


AND MILD CACAO IN THE BODY. LEATHER,
TOASTED OAK, AND PEPPER FINISH.
ESTD 2018
LONERIDER
SPIRITS
LONERIDER
SINGLE BARREL
117.8 proof • 750mL • NC code: 19833 • 69.95 retail • 73.70 MXB
@LONERIDERSPIRIT
LONERIDERSPIRITS.COM
@LONERIDERSPIRITS


DEADWOOD
CASK FINISH BOURBON
STRONG VANILLA AND COCOA NOTES.
MALTY SWEETNESS IN THE BODY.
BUTTERY SMOOTH, HEAVY TOASTED OAK FINISH.
ESTD 2018
LONERIDER
SPIRITS
LONERIDER
90 proof • 750mL • NC code: 66270 • 49.95 retail • 53.70 MXB
Mini Bottle: 50mL • NC code: 21571 • 3.00 retail • 3.25 MXB
@LONERIDERSPIRIT
LONERIDERSPIRITS.COM
@LONERIDERSPIRITS


TEQUILA CASK FINISH
STRAIGHT BOURBON WHISKEY
RIPE PEAR AND LEMON VERBENA NOTES,
WITH JUST A HINT OF VANILLA.
COCOA BEAN, LEATHER, AND SMOKY
BLUE AGAVE OVER RYE SPICE IN THE BODY.
FRESHLY BAKED BREAD, TART LIME, AND
TEQUILA SHARPNESS IN THE FINISH.
ESTD 2018
LONERIDER
SPIRITS
LONERIDER
90 proof • 750mL • NC code: 66272 • 44.95 retail • 48.70 MXB
@LONERIDERSPIRIT
LONERIDERSPIRITS.COM
@LONERIDERSPIRITS


READY-TO-DRINK
COCKTAIL
Spirits for outlaws on the go,
you can now take the great taste
of Lonerider whiskey on every
adventure. Featuring the perfect
balance of spicy ginger and tangy
lime combined with premium
whiskey and a little added fizz.
ESTD 2018
LONERIDER
SPIRITS
4 PACK
alc. 7.0% by vol. • 12 fl.oz. each
14.95 retail • 22.05 MXB • NC Code: 51447
LONERIDER
READY-TO-DRINK COCKTAIL
WHISKEY
MULE
WHISKEY WITH NATURAL GINGER
AND LIME FLAVORS, AND CARBONATION
@LONERIDERSPIRIT
LONERIDERSPIRITS.COM
@LONERIDERSPIRITS


CHOCOLATE FLAVORED
LIQUEUR
TASTES LIKE A BIG MALTED
MILK BALL. MADE FROM THE


RECIPE FROM THE
LONERIDER BREWING COMPANY.
ESTD 2016
LONERIDER
SPIRITS
CHOKLAT
LIQUEUR
60 proof • 375mL • NC code: 66268
17.95 retail • 19.83 MXB
@LONERIDERSPIRIT
LONERIDERSPIRITS.COM
@LONERIDERSPIRITS


SOUTHERN NOG
MADE WITH BOURBON WHISKEY
NORTH CAROLINA'S FIRST
LOCALLY PRODUCED EGG NOG
ESTD 2016
LONERIDER
SPIRITS
LONERIDER
CHILL, POUR INTO A GLASS AND GARNISH
WITH CINNAMON, MINT LEAVES OR NUTMEG.
IF YOU'RE A REAL OUTLAW, SKIP THE GARNISH.
34 proof • 750mL • NC code: 66269 • 19.95 retail • 23.70 MXB
@LONERIDERSPIRIT
LONERIDERSPIRITS.COM
@LONERIDERSPIRITS

Lonerider Spirits is a Lifestyle Brand



Lonerider Spirits Campaign Perks!


$250+
$500+
x2
15% OFF
Online/Location
$1,000+
x2
x2
x4
25% OFF
Online/Location
$5,000+
x2
x2
x4
25% OFF
Online/Location
VIP
Access

Lonerider Spirits Campaign Perks!


$10,000+
x2
x2
$25,000+
x2
x2
$50,000+
x2
x2


x4
25% OFF
VIP
Access
Event
Discount
x4
25% OFF
VIP
Access
Event
Discount
1/2
25% OFF
VIP
Access
Event
Discount
FULL

DISCLAIMERS

This presentation (together with any other information that has been or may be furnished to you by us) includes certain statements, estimates, and forward-looking projections with respect to Lonerider Spirits' anticipated future performance, including, without limitation, operating and financial information. Such statements, estimates, and forward-looking projections reflect various assumptions of Lonerider Spirits that may or may not prove to be correct and involve various risks, uncertainties, and other important factors that could cause the actual results, performance, or achievements of Lonerider Spirits, or industry results, to differ materially from any future results, performance or achievement implied by such forward-looking statements. Although we believe that the assumptions and expectations reflected in the forward-looking statements are reasonable as of the date of this presentation, future results, performance, or achievements cannot be guaranteed. Moreover, we assume no responsibility for the accuracy and completeness of these forward-looking statements. We are not under any duty to update any of the forward-looking statements after the date of this presentation to conform prior statements to actual results.

LONERIDER SPIRITS

Contact us at press@loneriderspirits.com